Filed by Bank of America Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed under Rule 14a-12 of the Securities Act of 1934

Subject Company: MBNA Corporation
Commission File No. 001-10683

Message from Bank of America Chairman and Chief Executive Officer Ken Lewis
To All MBNA Associates

To My New Teammates:

Yesterday, the Boards of Directors of Bank of America and MBNA announced they have agreed to combine our two companies. With this news, you will become part of a group of people who are striving toward an ambitious goal – to build the world’s most admired company. Today we are significantly closer to that goal than we were just 48 hours ago.

We are excited about what you and your teammates bring. MBNA is known for its product innovation, customer service and marketing capabilities. The combination of our companies will create a company capable of delivering more financial services to more customers than any in our nation’s history.

As compelling as this combination is for customers and for shareholders, I am sure many of you awoke this morning with a number of questions. Our commitment is to communicate to associates as soon as decisions affecting them are made.

You can be confident that we are equally committed to the communities where we do business and where our associates live. Bank of America intends to build on our previously announced 10-year, $750 billion community reinvestment commitment, and our companies’ combined philanthropic giving will be more than $200 million per year.

In closing, I am reminded of another important time in our company’s history. It was 1958 and an enterprising group of our associates had just come up with a revolutionary idea called a credit card. That single idea became an entire industry, and you and your teammates have since taken that industry to new heights.

We at Bank of America are glad to be your teammates, and we look forward to building a bright future.

Additional Information About This Transaction

Bank of America Corporation will file a Form S-4, MBNA will file a Proxy Statement and both companies will file other relevant documents regarding this transaction with the Securities and Exchange Commission (the “SEC”). MBNA will mail the Proxy Statement/Prospectus to its stockholders. These documents will contain important information about the transaction, and Bank of America and MBNA urge you to read these documents when they become available.

You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Bank of America’s website (www.bankofamerica.com) under the tab “About Bank of America” and then under the heading “investor Relations” and then under the item “Complete SEC Documents”. You may also obtain these documents, free of charge, from MBNA’s website (www.MBNA.com) under the tab “About MBNA” and then under the heading “Investor Relations” and then under the item “SEC Filings.”

Participants in this Transaction

Bank of America Corporation and MBNA and their respective directors and executive officers may be deemed participants in the solicitation of proxies from stockholders in connection with this transaction. Information about the directors and executive officers of Bank of America and MBNA and information about other persons who may be deemed participants in this transaction will be included in the Proxy Statement/Prospectus. You can find information about Bank of America’s executive officers and directors in the Registrant’s definitive proxy statement filed with the SEC on March 28, 2005. You can find information about MBNA’s executive officers and directors in their definitive proxy statement filed with the SEC on March 15, 2005. You can obtain free copies of these documents from the Registrant or MBNA using the contact information above.